UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 10, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Canandaigua National Corporation

File No. 000-18562 - CF#24745

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Canandaigua National Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 12, 2010.

Based on representations by Canandaigua National Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.7	through September 6, 2014
Exhibit 10.8	through December 31, 2014
Exhibit 10.9	through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel